# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Akero Therapeutics, Inc., CIK 0001744659
CUSIP: 00973Y108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 GATEWAY BOULEVARD, SUITE 350, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,233,989; sole dispositive power 0; shared dispositive power 5,233,989; aggregate amount beneficially owned 5,233,989 (6.5% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,233,989; sole dispositive power 0; shared dispositive power 5,233,989; aggregate amount beneficially owned 5,233,989 (6.5% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,233,989; sole dispositive power 0; shared dispositive power 5,233,989; aggregate amount beneficially owned 5,233,989 (6.5% of the class)
- General Atlantic (AK), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,233,989; sole dispositive power 0; shared dispositive power 5,233,989; aggregate amount beneficially owned 5,233,989 (6.5% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic (Lux) S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,796,489; sole dispositive power 0; shared dispositive power 6,796,489; aggregate amount beneficially owned 6,796,489 (8.4% of the class)
- General Atlantic Partners (Bermuda) AK, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,562,500; sole dispositive power 0; shared dispositive power 1,562,500; aggregate amount beneficially owned 1,562,500 (1.9% of the class)
- General Atlantic (SPV) GP (Bermuda), LLC: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,562,500; sole dispositive power 0; shared dispositive power 1,562,500; aggregate amount beneficially owned 1,562,500 (1.9% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,562,500; sole dispositive power 0; shared dispositive power 1,562,500; aggregate amount beneficially owned 1,562,500 (1.9% of the class)

## Item 1. Issuer
Name of issuer: Akero Therapeutics, Inc.
Address of issuer's principal executive offices: 601 GATEWAY BOULEVARD, SUITE 350, SOUTH SAN FRANCISCO, CA 94080

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");

(ii) General Atlantic Partners 100, L.P. ("GAP 100");

(iii) GAP Coinvestments III, LLC ("GAPCO III");

(iv) GAP Coinvestments IV, LLC ("GAPCO IV");

(v) GAP Coinvestments V, LLC ("GAPCO V");

(vi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(vii) General Atlantic (SPV) GP, LLC ("GA SPV");

(viii) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda");

(ix) General Atlantic GenPar, L.P. ("GA GenPar");

(x) General Atlantic (AK), L.P. ("GA AK");

(xi) GAP (Bermuda) L.P. ("GAP Bermuda");

(xii) General Atlantic (Lux) S.a.r.l. ("GA Lux");

(xiii) General Atlantic GenPar (Lux) SCSp ("GA GenPar Lux");

(xiv) General Atlantic Partners (Lux) SCSp ("GAP Lux");

(xv) General Atlantic Partners (Bermuda) AK, L.P. ("GAP Bermuda AK");

(xvi) General Atlantic (SPV) GP (Bermuda), LLC ("GA SPV Bermuda"); and

(xvii) General Atlantic Partners (Bermuda) IV, L.P. ("GAP Bermuda IV").
Address of principal business office or, if none, residence: The address of GA LP, GAP 100, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA GenPar, GA SPV and GA AK is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GenPar Bermuda, GAP Bermuda, GAP Bermuda AK, GA SPV Bermuda and GAP Bermuda IV is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Lux, GA GenPar Lux, and GAP Lux is 412F Route d'Esch, L-1471 Luxembourg.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Persons owned the following number of shares of Common Stock, par value $0.0001 per share (the "common stock"), of Akero Therapeutics, Inc. (the "Company"):

(i) GA LP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(ii) GAP 100 owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(iii) GAPCO III owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(iv) GAPCO IV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(v) GAPCO V owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(vi) GAPCO CDA owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(vii) GA SPV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(viii) GenPar Bermuda owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(ix) GA GenPar owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(x) GA AK owned of record 5,233,989 shares of common stock or 6.5% of the issued and outstanding shares of common stock.

(xi) GAP Bermuda owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(xii) GA Lux owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(xiii) GA GenPar Lux owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(xiv) GAP Lux owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(xv) GAP Bermuda AK owned of record a pre-funded warrant (the "Pre-Funded Warrant") to purchase 1,562,500 shares of common stock or 1.9% of the issued and outstanding shares of common stock.

(xvi) GA SPV Bermuda owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

(xvii) GAP Bermuda IV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock.

The limited partners of GA AK that share beneficial ownership of the shares of common stock held by GA AK are the following General Atlantic investment funds: GAP 100, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA. The limited partners of GAP Bermuda AK that share beneficial ownership of the shares of common stock held by GAP Bermuda AK are the following General Atlantic investment funds: GAP Bermuda IV, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA. The general partner of GA AK is GA SPV. The general partner of GAP 100 is GA GenPar. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux. GenPar Bermuda is the sole shareholder of GA Lux, the managing member of GA SPV Bermuda and the general partner of GAP Bermuda IV. GA SPV Bermuda is the general partner of GAP Bermuda AK. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and the sole member of GA SPV. The general partner of GenPar Bermuda is GAP Bermuda, which is also controlled by the Partnership Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. As of the date hereof, there are five members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the shares of common stock reported herein except to the extent he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (9) on such Reporting Person's cover page included herein.
Percent of class: The percentages used herein are calculated based upon on an aggregate of 81,182,628 shares of common stock, consisting of (i) 79,620,128 shares of common stock reported by the Company to be outstanding as of February 14, 2025 reflected in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 28, 2025 and (ii) 1,562,500 shares of common stock issuable upon exercise of the Pre-Funded Warrant. The Reporting Persons' ability to exercise the Pre-Funded Warrant is subject to a blocker provision that will prohibit the Reporting Persons from exercising the Pre-Funded Warrant if such exercise would result in any of the Reporting Persons beneficially owning more than 9.99% of the outstanding shares of common stock at any time, determined in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (05/15/2025)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (05/15/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/15/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/15/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/15/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/15/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (05/15/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (05/15/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/15/2025)
- General Atlantic (AK), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic (SPV) GP, LLC, its general partner (05/15/2025)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (05/15/2025)
- General Atlantic (Lux) S.a.r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (05/15/2025)
- General Atlantic (Lux) S.a.r.l.: /s/ William Blackwell, William Blackwell, Manager B (05/15/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a.r.l., its general partner (05/15/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a.r.l., its general partner (05/15/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a.r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/15/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a.r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/15/2025)
- General Atlantic Partners (Bermuda) AK, L.P.: /s/ Michael Gosk, Michael Gosk,Managing Director of GAP (Bermuda) L.P., the managing member of General Atlantic (SPV) GP (Bermuda), LLC, its general partner (05/15/2025)
- General Atlantic (SPV) GP (Bermuda), LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) L.P., the general partner of General Atlantic GenPar (Bermuda), L.P., its managing member (05/15/2025)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P., its GP (05/15/2025)